FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated August 1, 2012 of Diana Containerships Inc. ("the Company") reporting the Company's financial results for the second quarter and six months ended June 30, 2012 and declaring a cash dividend with respect to the second quarter of 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: August 1, 2012	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-947-0000
Email: izafirakis@dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2012

DECLARES CASH DIVIDEND OF $0.30 PER SHARE
FOR THE SECOND QUARTER

ANNOUNCES TIME CHARTER CONTRACT
 FOR M/V CENTAURUS WITH CMA CGM

ATHENS, GREECE, August 1, 2012 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today reported net income of $2.2 million for the second quarter of 2012, compared to a net loss of $0.6 million for the same period of 2011.

Time charter revenues were $14.9 million for the second quarter of 2012, compared to $4.2 million for the same period of 2011, mainly due to the increase in the number of vessels in the fleet following the delivery of the Maersk Merlion, Maersk Malacca and Maersk Madrid in June 2011 and the delivery of the Cap San Marco, Cap San Raphael, APL Sardonyx and APL Spinel in February and March 2012.

Net income to Diana Containerships Inc. for the six months ended June 30, 2012 amounted to $4.1 million, compared to a net loss of $0.4 million for the same period of 2011. Time charter revenues were $27.4 million for the six months ended June 30, 2012, compared to $7.5 million for the same period in 2011.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.30 per share. The cash dividend will be payable on or around September 5, 2012 to all shareholders of record as at August 16, 2012. The Company has 31,176,161 shares of common stock outstanding.

Time Charter Contract

Separately, the Company also announced that it has entered into a time charter contract with CMA CGM S.A., Marseille, France, through a separate wholly-owned subsidiary, for one of its container vessels, the m/v "Centaurus". The gross charter rate is US$7,500 per day, minus 4.5% commission paid to third parties and Diana Shipping Services S.A., for a period of minimum eight (8) to maximum twelve (12) months. The charter is expected to commence in mid-August 2012.

This employment is anticipated to generate approximately US$1.8 million of gross revenue for the minimum scheduled period of the charter.

The m/v Centaurus is a 3,426 TEU container vessel built in 2010.

Fleet Employment Profile (As of August 1, 2012)
Currently Diana Containerships' fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$22,000	2.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13	1
2010 3,426
CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	12-Aug-12	2
		$7,500	4.50%	CMA CGM S.A.	12-Aug-12	12-Apr-13 - 12-Aug-13
2010 3,426
MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	3
1990 4,714
MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	3
1990 4,714
MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	3
1989 4,206
CAP SAN MARCO	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	4,5
		$22,850	1.00%		6-Feb-13	6-Feb-14
2001 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
CAP SAN RAPHAEL	C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	4,5
		$22,850	1.00%		6-Feb-13	6-Feb-14
2002 3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	2.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	5,6

1995 4,729
APL SPINEL	D	$24,750	2.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	5,6,7
1996 4,729

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission as a percentage of charterhire paid to third parties and Diana Shipping Services S.A.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at a gross daily rate of $30,000.

2 Based on latest information received by the charterers.
3 The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a gross daily rate of $25,000. The optional period, if exercised, must be declared on or before the end of the 20th month of employment and will only commence at the end of the 24th month.

4 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

5 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

6 The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

7 Vessel off-hire from June 28, 2012 to June 30, 2012.

Summary of Selected Financial & Other Data
	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues	$14,939	$4,248	$27,387	$7,488
Voyage expenses	379	139	663	255
Vessel operating expenses	7,048	1,821	12,749	2,776
Net income / (loss)	2,239	(646)	4,107	(389)
FLEET DATA
Average number of vessels	9.0	2.4	8.0	2.2
Number of vessels	9.0	5.0	9.0	5.0
Ownership days	819	220	1,457	400
Available days	819	220	1,457	400
Operating days	815	214	1,453	394
Fleet utilization	99.5%	97.3%	99.7%	98.5%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,778	$18,680	$18,342	$18,083
Daily vessel operating expenses (2)	$8,606	$8,279	$8,750	$6,939

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, August 1, 2012.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 391 and Replay ID number 397232.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
REVENUES:
Time charter revenues	$14,939	$4,248	$27,387	$7,488

EXPENSES:
Voyage expenses	379	139	663	255
Vessel operating expenses	7,048	1,821	12,749	2,776
Depreciation	3,207	936	5,896	1,659
Management fees	405	110	721	200
General and administrative expenses	897	943	1,835	1,794
Foreign currency gains	(32)	(6)	(65)	-
Operating income	3,035	305	5,588	804

OTHER INCOME / (EXPENSES):
Interest and finance costs	(804)	(993)	(1,515)	(1,256)
Interest Income	8	42	34	63
Total other expenses, net	(796)	(951)	(1,481)	(1,193)

Net income / (loss)	$2,239	$(646)	$4,107	$(389)

Earnings / (loss) per common share, basic and diluted	$0.10	$(0.06)	$0.18	$(0.05)

Weighted average number of common shares, basic and diluted	22,964,664	10,071,074	22,947,082	8,020,014

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011

Net income / (loss)	$2,239	$(646)	$4,107	$(389)

Comprehensive income / (loss)	$2,239	$(646)	$4,107	$(389)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	June 30, 2012	December 31, 2011
ASSETS

Cash and cash equivalents	$10,995	$41,354
Other current assets	3,682	2,205
Advances for vessel acquisitions and other vessel costs	-	6,634
Vessels' net book value	249,938	158,827
Other non-current assets	33,898	991
Total assets	$298,513	$210,011

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$4,532	$3,114
Long-term debt, net of unamortized deferred financing costs	91,807	-
Other non-current liabilities	318	364
Total stockholders' equity	201,856	206,533
Total liabilities and stockholders' equity	$298,513	$210,011

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$8,162	$2,373	$15,315	$4,204
Net Cash used in Investing Activities	(65)	(71,314)	(119,873)	(71,314)
Net Cash provided by / (used in) Financing Activities	(5,770)	83,299	74,199	102,182